OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three and six months ended

June 30, 2022

Osisko Development Corp. Consolidated Statements of Financial Position As at June 30, 2022 and December 31, 2021 (Unaudited)
(Expressed in thousands of Canadian dollars)

		June 30, 2022	December 31, 2021
	Notes	$	$

Assets

Current assets

Cash	4	136,302	33,407
Amounts receivable	5	15,859	7,951
Inventories	6	26,361	18,596
Other current assets		5,001	1,471
		183,523	61,425

Non-current assets

Investments in associates	7	9,003	12,964
Other investments	7	34,981	49,516
Mining interests	3,8	668,912	475,621
Property, plant and equipment	3,9	95,162	83,712
Exploration and evaluation	3,10	42,758	3,635
Other assets		32,851	16,251
		1,067,190	703,124

Liabilities

Current liabilities

Accounts payable and accrued liabilities	11	29,707	25,117
Deferred premium on flow-through shares	15	-	914
Lease liabilities	13	1,832	8,104
Contract liability	14	3,671	3,822
Current Portion of long term debt	12	4,007	1,610
Environmental rehabilitation provision	16	6,714	2,287
		45,931	41,854

Non-current liabilities

Long term debt	12	4,700	2,154
Lease liabilities	13	627	1,762
Contract liability	14	24,371	20,998
Environmental rehabilitation provision	16	49,245	50,949
Warrant liability	17	20,924	-
Deferred Consideration and contingent payments	3	15,109	-
Deferred income taxes	3	22,306	1,205
		183,213	118,922

Equity

Share capital	17	1,032,784	714,373
Warrants	17	1,573	-
Contributed surplus		8,544	6,436
Accumulated other comprehensive income		(3,879)	6,764
Deficit		(155,045)	(143,371)
		883,977	584,202
		1,067,190	703,124

APPROVED ON BEHALF OF THE BOARD

(signed) Sean Roosen, Director	(signed), Charles Page, Director

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	2

Osisko Development Corp. Consolidated Statements of Loss For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended June 30		Six months ended June 30,
		2022	2021	2022	2021
	Notes	$	$	$	$

Revenues		12,863	775	22,030	775
Operating expenses
Cost of sales	19	(12,209)	(775)	(21,376)	(775)
Other operating cost	19	(20,602)	-	(35,848)	-
General and administrative	20	(9,934)	(3,806)	(17,739)	(8,671)
Exploration and evaluation, net of tax credits		(157)	(843)	(277)	(1,180)
Impairment of assets		-	(40,479)	-	(40,479)
Operating loss		(30,039)	(45,128)	(53,210)	(50,330)
Accretion expense		(1,768)	(19)	(2,215)	(133)
Share of loss of associates		(141)	(749)	(472)	(1,156)
Unrealized gain on change in fair value of warrant liability	21	19,381	-	19,381	-
Other income, net	21	12,588	2,933	14,174	3,773
Loss before income taxes		21	(42,963)	(22,342)	(47,846)

Income tax recovery (expense)		(1,521)	1,559	(1,490)	2,741
Net loss		(1,500)	(41,404)	(23,832)	(45,105)

Basic and diluted loss per share		(0.03)	(0.93)	(0.46)	(1.03)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	3

Osisko Development Corp. Consolidated Statements of Comprehensive (Loss) Income For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Net loss	(1,500)	(41,404)	(23,832)	(45,105)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income	(1,513)	(4,305)	(1,874)	(2,602)
Income tax effect	12	529	33	53
Share of other comprehensive loss of associates	(294)	-	(294)	-

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	2,860	702	3,244	(1,290)

Other comprehensive loss	1,065	(3,074)	1,109	(3,839)

Comprehensive loss	(435)	(44,478)	(22,723)	(48,944)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	4

Osisko Development Corp. Consolidated Statements of Cash Flows For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Expressed in thousands of Canadian dollars)

		Three months ended June 30,		Six months ended June 30,

		2022	2021	2022	2021
	Notes	$	$	$	$
Operating activities
Net (loss) income		(1,500)	(41,404)	(23,832)	(45,105)
Adjustments for:
Share-based compensation		1,316	472	3,197	1,675
Depreciation		3,867	43	7,314	64
Accretion		767	14	1,214	134
Gain on deemed disposal of associate		(11,854)	(225)	(11,854)	(225)
Share of loss of associates		141	750	472	1,157
Change in fair value of financial assets at fair value through profit and loss		(19,224)	225	(18,997)	305
Unrealized gain on dilution		-	-	-	(1,391)
Foreign exchange loss		(1,573)	791	(2,097)	1,535
Deferred income tax expense (recovery)		1,521	(1,558)	1,490	(2,740)
Impairment of assets		-	40,479	-	40,479
Premium on flow-through shares	15	(573)	(3,268)	(914)	(3,268)
Proceeds from Contract liability	14	-	-	-	5,653
Other		2,188	(27)	1,815	442
Net cash flows used in operating activities before changes in non-cash working capital items		(24,924)	(3,708)	(42,192)	(1,285)
Changes in non-cash working capital items	23	(10,266)	(2,716)	(9,894)	(14,842)
Net cash flows used in operating activities		(35,190)	(6,424)	(52,086)	(16,127)

Investing activities
Mining interests		(15,265)	(46,598)	(24,926)	(75,130)
Property, plant and equipment		(5,705)	(7,229)	(9,078)	(14,496)
Exploration and evaluation expenses		(681)	(1,028)	(686)	(1,163)
Proceeds on disposals of investments		226	8,336	21,281	23,233
Acquisition of investments		-	(744)	-	(1,415)
Acquisition of Tintic, net of cash acquired	3	(62,189)	-	(66,627)	-
Reclamation deposit		(13,371)	-	(13,371)	-
Other		(774)	(201)	(1,038)	(201)
Net cash flows used in investing activities		(97,759)	(47,464)	(94,445)	(69,172)

Financing activities
Private placements	17	213,153	-	255,543	38,841
Share issue expense	17	(3,712)	-	(7,238)	(2,581)
Exercise of warrants		-	3	-	3
Capital payments on lease liabilities	13	(907)	(1,721)	(5,899)	(2,368)
Long term debt		3,666	-	7,536	-
Repayment of long-term debt		(1,975)	-	(2,580)	-
Net cash flows (used) provided by financing activities		210,225	(1,718)	247,362	33,895

Increase (decrease) in cash before impact of exchange rate		77,276	(55,606)	100,831	(51,404)
Effects of exchange rate changes on cash		2,225	(752)	2,064	(1,401)

Increase (decrease) in cash		79,501	(56,358)	102,895	(52,805)
Cash - Beginning of period		56,801	200,980	33,407	197,427
Cash - end of period		136,302	144,622	136,302	144,622

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	5

Osisko Development Corp. Consolidated Statements of Changes in Equity For the six months ended June 30, 2022 (Unaudited)
(Expressed in thousands of Canadian dollars except number of shares)

		Number of				Accumulated
		common				other	Retained
		shares	Share		Contributed	comprehensive	earnings
	Notes	Outstanding(i)	capital	Warrants	surplus	income (loss)	(deficit)	Total
			($)	($)	($)	($)	($)	($)

Balance - January 1, 2022	17	44,400,854	714,373		6,436	6,764	(143,371)	584,202

Net loss		-	-	-	-	-	(23,832)	(23,832)
Other comprehensive loss		-	-	-	-	1,109	-	1,109
Comprehensive loss		-	-	-	-	1,109	(23,832)	(22,723)

Transfer of realized loss on financial
assets at fair value through other		-	-	-	-	(11,752)	11,752	-
comprehensive income, net of taxes

Private placements - Brokered	17	7,752,917	101,873	1,628	-	-	-	103,501
Private placements -Non-Brokered	17	11,363,933	112,201	-	-	-	-	112,201
Share-issue costs		-	(6,182)	(55)	-	-	-	(6,237)
Share options - Share-based compensation		-	-	-	1,399	-	-	1,399
Equity-settled compensation plan		-	-	-	709	-	406	1,115

Shares issued - employee share purchase plan		17,113	254	-	-	-	-	254

Shares issued on Acquisition of Tintic	3	12,049,449	109,657	-	-	-	-	109,657

Share issued from RSU/DSU Redemption		-	608	-	-	-	-	608

Balance - June 30, 2022		75,584,266	1,032,784	1,573	8,544	(3,879)	(155,045)	883,977

(i) The common shares outstanding presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.  Common share, warrants and per share amounts have been adjusted for the 3:1 share consolidation unless noted otherwise

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	6

Osisko Development Corp. Consolidated Statements of Changes in Equity For the six months ended June 30, 2021 (Unaudited)
(Expressed in thousands of Canadian dollars except number of shares)

		Number of			Accumulated
		common			other	Retained
		shares	Share	Contributed	comprehensive	earnings
	Notes	Outstanding(i)	capital	surplus	income (loss)	(deficit)	Total
			$	$	$	$	$
Balance - January 1, 2021		39,649,958	687,072	69	15,018	(2,593)	699,566

Net loss		-	-	-	-	(45,105)	(45,105)
Other comprehensive loss		-	-	-	(3,839)	-	(3,839)
Comprehensive loss		-	-	-	(3,8390	(45,105)	(48,944)

Transfer of realized loss on financial assets at fair value through other comprehensive income, net of taxes		-	-	-	17,812	(17,812)	-
Private placements - Non-brokered	17	3,620,732	6,156	-	-	-	6,156
Private placements - Flow-through	17	1,130,081	25,257	-	-	-	25,257
Issue costs on financings (net of income taxes)		-	(1,897)	-	-	-	(1,897)
Share options - Share-based compensation		-	-	1,206	-	-	1,206
Exercise of Warrants		83	3		-	-	3
Restricted share units from parent company -		-	-	266	-	-	266
Share-based compensation
Deferred share units to be settled in common shares-		-	-	537	-	-	537
Share-based compensation		-	-	(11)	-	-	(11)

Income Tax effect
Balance - June 30, 2021		44,400,854	716,591	2,067	28,991	(65,510)	682,139

(i) The common shares outstanding presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.  Common share, warrants and per share amounts have been adjusted for the 3:1 share consolidation unless noted otherwise.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	7

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of operations

Osisko Development Corp. "Osisko Development" or the Company") is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North and Central America.  The common shares of Osisko Development began trading on the TSX Venture Exchange ("TSX-V") on December 2, 2020 and on the New York Stock Exchange ("NYSE") under the symbol "ODV". The Company's registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec.  The common shares outstanding presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.  Common share, warrants and per share amounts have been adjusted for the 3:1 share consolidation unless noted otherwise.

The principal subsidiaries of the Company and their geographic locations at June 30, 2022 were as follows:

Entity	Jurisdiction	% ownership
Barkerville Gold Mines Ltd. ("Barkerville")	British Columbia	100%
Sapuchi Minera, S. de R.L. de C.V. ("Sapuchi")	Mexico	100%
Tintic Consolidated Metals LLC ("Tintic")	USA	100%

Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia, the San Antonio gold project in Mexico and Trixie test mine in USA.

As at June 30, 2022, the Company's working capital was $137.6 million, which included cash of $136.3 million, and, the Company incurred a loss of $23.8 million for the six months ended in June 30, 2022. With the financings completed in May 2022 (note 17), management believes that the Company will have sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling additional investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, unless otherwise noted.

The Board of Directors approved these condensed interim consolidated financial statements on August 8, 2022.

3. Acquisition of Tintic Consolidated Metals LLC

On May 27, 2022, the Company completed its previously announced acquisition of Tintic Consolidated Metals LLC, which owns the producing Trixie test mine, as well as mineral claims in Central Utah's historic Tintic Mining District (the "Tintic Transaction").

8

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Acquisition of Tintic Consolidated Metals LLC (continued)

Under the terms of the Tintic Transaction, the Company funded the acquisition through:

(i) the issuance of 12,049,449 common shares of Osisko Development;

(ii) aggregate cash payments of approximately US$58.7 million  (CA$74.7million)

(iii) the issuance of an aggregate of 2% NSR royalties, with a 50% buyback right in favour of Osisko Development exercisable within five years;

(iv) US$12.5 million in deferred payments (CA$15.9 million); and

(v) the granting of certain other contingent payments, rights and obligations.

During the three and six months ended June 30, 2022, transaction costs related to the acquisition were expensed under general and administrative expenses and amounted to approximately $2.6 million and $4.7 million respectively.  The total consideration paid amounted to approximately US$156.6 million (CA$199.5 million).

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. The acquisition of Tintic meets the definition of a business combination as Tintic generates revenues and has processes. Consequently, the transaction has been recorded as a business combination.

The provisional purchase price allocation over the identifiable net assets of Tintic may be subject to change. Information to confirm the fair value of certain assets and liabilities, mainly the mining interests and plant and equipment, the exploration and evaluation assets, the fair value of certain liabilities and the carrying value deferred income tax liability, are still to be obtained or confirmed. The allocation is expected to be completed by December 31, 2022.

The table below presents the provisional purchase price allocation based on the best available information to the Company to date:

Consideration paid	$

Issuance of 12,049,449 common shares of Osisko Development	109,656
Cash	63,881
Convertible instruments(i)	10,827
Fair value of deferred consideration of US$12.5 million (CA$15.9 million)	13,414
Fair value of other contingent payments, rights and obligations	1,695
199,473

Net assets acquired	$

Cash	871
Other current assets	1,834
Mining assets	169,175
Plant and equipment	13,054
Exploration and evaluation	38,508
Other non-current assets	1,735
Current liabilities	(1,322)
Non-current liabilities	(4,925)
Deferred income tax liability	(19,457)
(199,473)

(i) Represents the convertible instruments amounting to US$8.5 million ($10.8 million) issued to the sellers prior to the closing of the Tintic Transaction (Note 7), which were part of the acquisition price.

For the six months ended June 30, 2022, the revenues and net earnings of the acquiree included in the consolidated statement of income (loss) amounted respectively to $3.9 million and $0.5 million.

9

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Cash

As at June 30, 2022 and December 31, 2021, cash held in U.S. dollars amounted respectively to US$59.9 million (CA$77.3 million) and US$15.8 million (CA$20 million).

5. Amounts receivable

	June 30,	December 31,
	2022	2021
	$	$

Trade receivables	1,884	499
Exploration tax credits	12,885	6,648
Sales taxes	1,425	803
Other	(335)	1
	15,859	7,951

6. Inventories

	June 30, 2022	December 31, 2021
	$	$
Current

Ore in stockpiles	9,172	4,194
Gold-in-circuit inventory	10,459	8,638
Refined precious metals	1,962	1,113
Supplies and other	4,768	4,651
Total current inventories	26,361	18,596

Refined precious metals, gold-in-circuit and ore in stockpiles are measured at the lower of weighted average production cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. The cost of ore stockpiles is increased based on the related current cost of production for the period.

10

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Investments in associates & other investments

Investments in associates

	June 30, 2022	December 31, 2021
	$	$

Balance - Beginning of period	12,964	9,636
Acquisitions	-	1,748
Exercise of warrants	-	1,437
Transfer to Other investments	(15,343)	-
Share of loss and comprehensive loss, net	(472)	(1,703)
Net gain on ownership dilution	-	1,846
Gain on deemed disposal(i)	11,854	-
Balance - End of period	9,003	12,964

(i) In 2022, the gain on deemed disposal is related to an investment in an associate that was transferred to other investments as the Company has considered that it has lost its significant influence over the investee.

Other investments

	June 30, 2022	December 31, 2021
	$	$
Fair value through profit or loss (warrants & convertible loan)
Balance - Beginning of period	6,952	1,892
Acquisitions	4,438	6,915
Exercises	-	(1,122)
Acquisition of Tintic (Note 3)	(10,827)	-
Change in fair value	(386)	(733)
Foreign exchange	52	-
Balance - End of period	229	6,952

Fair value through other comprehensive income (shares)
Balance - Beginning of period	42,564	98,616
Acquisitions	-	2,850
Disposals	(21,281)	(43,055)
Change in fair value	(1,874)	(15,847)
Transfer from associates	15,343	-

Balance - End of period	34,752	42,564

Total	34,981	49,516

Other investments comprise common shares and warrants, almost exclusively from Canadian publicly traded companies.

11

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Mining interests

	June 30, 2022	December 31, 2021
	$	$

Cost - Beginning of period	475,621	385,802
Acquisition of Tintic	169,175	-
Additions	25,939	136,492
Mining tax credit	(5,876)	(1,585)
Asset retirement obligation	(2,756)	19,522
Depreciation capitalized	369	4,136
Share-based compensation capitalized	372	2,127
Transfers	-	(11,221)
Impairment	-	(58,417)
Other adjustments	2,919	585
Currency translation adjustments	4,545	(1,820)
Cost - End of period	670,308	475,621

Accumulated depreciation - Beginning of period	-	-
Depreciation	1,373	-
Currency translation adjustments	23	-
Accumulated depreciation - End of period	1,396	-

Cost	670,308	475,621
Accumulated depreciation	(1,396)	-
Net book value	668,912	475,621

Osisko Gold Royalties, the parent company, holds a 5% NSR royalty on the Cariboo and Bonanza Ledge properties, owned by Barkerville, and a 15% gold and silver stream on the San Antonio property, owned by Sapuchi. The Cariboo and Bonanza Ledge properties 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville movable and immovable assets, including Barkerville's interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.

12

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Property, plant and equipment

	Land and Buildings	Machinery and Equipment	Construction- in-progress	June 30, 2022	December 31, 2021
	$	$	$	$	$
Cost- Beginning of period	18,859	50,133	24,249	93,241	25,713
Acquisition of Tintic	7,594	5,460	-	13,054	-
Additions	1,082	7,593	1,077	9,752	58,153
Disposals	-	(3,471)	-	(3,471)	(166)
Write-off	(70)	(466)	-	(536)	(4,293)
Other adjustments	(896)	(4,232)	-	(5,128)	2,506
Transfers	-	5,393	(5,393)	-	11,221
Currency translation adjustments	90	820	(18)	892	107

Cost - End of period	26,659	61,230	19,915	107,804	93,241

Accumulated depreciation - Beginning of period	2,385	7,144	-	9,529	4,515
Depreciation	733	5,560	-	6,293	6,754
Disposal	-	(650)	-	(650)	-
Other adjustments	-	(2,442)	-	(2,442)	2,496
Write-off	-	(134)	-	(134)	(4,236)
Currency translation adjustments	(1)	47	-	46	-

Accumulated depreciation - End of period	3,117	9,525	-	12,642	9,529

Cost	26,659	61,230	19,915	107,804	93,241

Accumulated depreciation	3,117	9,525	-	12,642	(9,529)

Net book value	23,542	51,705	19,915	95,162	83,712

Property, plant and equipment includes right-of-use assets with a carrying value of $4.7 million as at June 30, 2022 ($12.9 million as at December 31, 2021).

13

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Exploration and evaluation

	June 30, 2022	December 31, 2021
	$	$
Net book value - Beginning of period	3,635	41,870
Acquisition of Tintic	38,508	-
Additions	162	3,783
Impairment	-	(42,018)
Currency translation adjustments	453	-
Net book value - End of period	42,758	3,635

Cost	142,965	103,842
Accumulated impairment	(100,207)	(100,207)
Net book value - End of period	42,758	3,635

11. Accounts payable and accrued liabilities

	June 30, 2022	December 31, 2021
	$	$

Trade payables	17,387	11,756
Other payables	3,435	5,335
Income taxes payable	148	65
Accrued liabilities	8,737	7,961
	29,707	25,117

14

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Long-term debt

	June 30, 2022	December 31, 2021
	$	$
Balance - Beginning of period	3,764	-
Additions- mining equipment financing	7,537	4,015
Repayment of liabilities	(2,581)	(251)
Currency translation adjustments	(13)	-
Balance - End of period	8,707	3,764

Current long term debt	4,007	1,610
Non-current long term debt	4,700	2,154
	8,707	3,764

13. Lease liabilities

	June 30, 2022	December 31, 2021
	$	$
Balance - Beginning of period	9,866	2,035
Acquisition of Tintic	325	-
Additions	108	13,576
Repayment of liabilities	(5,901)	(5,745)
Lease modifications and extinguishment	(1,944)	-
Currency translation adjustments	5	-

Balance - End of period	2,459	9,866

Current liabilities	1,832	8,104
Non-current liabilities	627	1,762
	2,459	9,866

15

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Contract liability

On November 20, 2020, Sapuchi completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of Osisko Gold Royalties for US$15.0 million ($19.1 million). An amount of US$10.5 million was contributed in November 2020 and the remaining US$4.5 million was paid in February 2021.

Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the daily per ounce gold and silver market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10 year periods. The stream is also secured with (i) a first priority lien in all of the collateral now owned or hereafter acquired; (ii) a pledge by Osisko Development of its shares of Sapuchi Minera Holdings Two B.V. and (iii) a guarantee by Osisko Development. The interest rate used to calculate the accretion on the contract liability's financing component is 24%.

The movement of the contract liability is as follows:

	June 30, 2022	December 31, 2021
	$	$
Balance - Beginning of period	24,820	14,007
Deposits	-	5,652
Accretion on the contract liability's financing component	3,157	5,169
Cumulative catch-up adjustment	(738)	507
Currency translation adjustment	803	(515)
Balance - End of period	28,042	24,820

Current liabilities	3,671	3,822
Non-current liabilities	24,371	20,998
	28,042	24,820

Under IFRS 15, the stream agreement is considered to have a significant financing component. The Company therefore records notional non-cash interest, which is subject to capitalization into Mining interests, as borrowing costs.

15. Flow-through shares liability

	June 30, 2022	December 31, 2021
	$	$
Balance - Beginning of period	914	-
Deferred premium on flow-through shares issued, net of share issue costs	-	7,885
Recognition of deferred premium on flow-through share	(914)	(6,971)
Balance - End of period	-	914

As at June 30, 2022, the balance remaining of qualified Canadian exploration expenses to be spent is $nil.

16

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Environmental rehabilitation provision

	June 30, 2022	December 31, 2021
	$	$
Balance - Beginning of period	53,236	34,601
Acquisition of Tintic	4,599	-
New liabilities	270	20,433
Revision of estimates	(2,420)	(1,457)
Accretion expense	1,218	1,192
Settlement of liabilities / payment of liabilities	(1,257)	(1,240)
Currency translation adjustment	313	(293)
Balance - End of period	55,959	53, 236

Current liabilities	6,714	2,287
Non-current liabilities	49,245	50,949
	55,959	53,236

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, property, plant and equipment and exploration and evaluation assets. As at June 30, 2022, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $63.4 million. The weighted average actualization rate used is 7.18% and the disbursements are expected to be made between 2022 and 2030 as per the current closure plans.

17. Share capital and warrants

Shares

Authorized: unlimited number of common shares, without par value

Issued and fully paid: 75,584,266 common shares

The common shares outstanding presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.  Common share, warrants and per share amounts have been adjusted for the 3:1 share consolidation unless noted otherwise.

2022 Brokered private placement

On March 2, 2022, the Company completed a Brokered Private Placement issuing 9,525,850 Brokered Units at a price of $4.45 for gross proceeds of $42.4 million and 13,732,900 Brokered Subscription Receipts at a price of $4.45 for gross escrowed proceeds of $61.1 million, on a pre-share consolidation basis.  Each Brokered Unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $22.80 ($7.60 pre-share consolidation) per common share for a period of 5 years following the closing date of the Brokered Private Placement. On May 30, 2022, Brokered Subscription Receipt holders received one Brokered Unit for each Brokered Subscription Receipt, upon the Company satisfying all conditions precedent to the Tintic acquisition (the "Brokered Escrow Release Condition"). Total common share and warrants issued under the Brokered Private Placement on a post share consolidation basis amounts 7,752,917 respectively. Issuance costs related to the Brokered Units issued amounted to $3.5 million and have been allocated against the common shares and warrants issued.  The fair value of the warrants issued was evaluated using the residual method and were valued at $1.6 million, net of issuance costs.

17

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Share Capital and warrants (continued)

2022 Non-Brokered private placements

The Company completed three tranches of the Non-Brokered Private Placements, issuing Non-Brokered Subscription Receipts at a price of US$3.50 (i) the first tranche closed on March 4, 2022 issuing 24,215,099 Non-Brokered Subscription Receipts for gross proceeds of US $84.8 million (CA $108 million) (ii) the second tranche of the Non-Brokered Private Placement closed on March 29, 2022 issuing 9,365,689 Non-Brokered Subscription Receipts for gross proceeds of US $32.8 million (CA $41.8 million), and (iii) the third tranche of the Non-Brokered Private Placement closed on April 21, 2022 issuing 512,980 Non-Brokered Subscription Receipts for gross proceeds of US$1.8 million (CA $2.3 million), on a pre-share consolidation basis.

On May 27, 2022, each Non-Brokered Subscription Receipt holder received one Unit, upon the listing of Osisko Development's common shares on the NYSE (the "Non-Brokered Escrow Release condition").  Each Unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of USD$18.00 (USD$6.00 pre-share consolidation) per common share for a period of 5 years from the date of issue.  Total common share and warrants issued under the Non-Brokered Private Placement on a post share consolidation basis amounts 11,363,933 respectively.

These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the "fixed for fixed" requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. Their value was estimated at $39.8 million on the issue date using the Black-Scholes model and they are presented as a non-current liability on the consolidated statement of financial position. The liability is revalued at its estimated fair value using the Black-Scholes model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of income (loss) under other gains (losses), net. All securities issued under the Non-brokered Private Placement are subject to a hold period expiring four months and one day from the closing date.

For the three and six months ended June 30, 2022, the Company recognized an unrealized gain of $19.4 million on the fair value adjustment of the warrant liability.  Issuance costs allocated to common shares amounted to $2.8 million. Issuance costs allocated to the warrants of $1 million were expensed in other income in the consolidated statement of loss during the three and six months ended June 30, 2022.

In absence of quoted market prices, the valuation of the warrants exercisable in USD, when granted and re-measured at fair value is determined by the Black-Scholes option pricing model based on the following range of assumptions:

2022
Dividend per share	-
Expected volatility	69%
Risk-free interest rate	2.7% - 3%
Expected life	4.7 - 5 years
Share price USD	$4.80- $7.15

2021 Non-brokered private placement

In January and February 2021, Osisko Development closed the first and final tranches respectively of a non-brokered private placement for 3,620,732 units of Osisko Development at a price of $7.50 per unit (or the Canadian dollar equivalent of US$5.75 per unit) for aggregate gross proceeds of approximately $79.8 million, on a pre-share consolidation basis. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, with each whole warrant entitling the holder thereof to acquire one common share of Osisko Development at a price of $30.00 per share ($10.00 per share pre-consolidation) (or the prevailing U.S. dollar equivalent at the time of exercise) on or prior to December 1, 2023. Share issue expenses related to this private placement amounted to $1.1 million.

18

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Share Capital and warrants (continued)

2021 Flow-Through and Charity Flow-Through financing

In March 2021, the Company closed a bought deal private placement of: (i) 2,055,742 flow-through shares ("FT Shares") of the Company at a price of $9.05 per FT Shares; and (ii) 1,334,500 charity flow-through shares of the Company ("Charity FT Shares") at a price of $11.24 per Charity FT Share, for aggregate gross proceeds of $33.6 million, on a pre-share consolidation basis. The carrying value of the FT shares and the Charity FT shares is presented net of the liability related to the premium on FT shares of $7.9 million, which was recorded at the date of the issuance of the FT shares and the Charity FT shares. Share issue expenses related to this private placement amounted to $1.5 million.

Employee Share Purchase Plan

The Company offers an employee share purchase plan to its employees. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee's contribution towards the acquisition of common shares from treasury on a quarterly basis. Under this plan, no employee shall acquire common shares which exceed 10% of the issued and outstanding common shares of the issuer at the time of the purchase of the common shares.

Warrants

The following table summarizes the Company's movements for the warrants outstanding:

	June 30, 2022		December 31, 2021
	Number of Warrants(i)	Weighted average exercise price	Number of Warrants	Weighted average exercise price
		$		$
Balance - Beginning of period	4,929,791	30.00	3,119,508	30.00
Issued - Brokered private placement	7,752,917	22.80	-	-
Issued - Non-brokered private placement(ii)	11,363,932	13.53	1,810,283	30.00
Balance - End of period	24,046,640	19.90	4,929,791	30.00

The warrants have a maturity date of December 1, 2023 and March 2, 2027

(i) The number of warrants presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022

(ii) Exercise price of warrants issued in  non-brokered private placement is in USD

19

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Share-based compensation

Share options

The Company offers a share option plan to directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options outstanding under the Company's plan:

	June 30, 2022		December 31, 2021
		Weighted		Weighted
	Number of	average	Number of	average
	options(i)	exercise price	options	exercise price
		$		$
Balance - Beginning of period	697,841	21.21	399,697	22.86
Granted	901,900	6.49	335,176	19.40
Forfeited	(43,495)	19.05	(37,032)	22.66
Balance - End of period	1,556,246	12.74	697,841	21.21
Options exercisable - End of period	58,534	21.30	-	-

(i) The number of options presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

The following table summarizes the share options outstanding as at June 30, 2022:

			Options outstanding
Grant date	Number(i)	Exercise price	Weighted average remaining contractual life (years)
		$
December 22, 2020	353,964	22.86	3.48
February 5, 2021	10,533	24.30	3.60
June 23, 2021	175,595	21.30	3.98
August 16, 2021	49,898	16.89	4.13
November 12, 2021	64,356	16.20	4.37
June 30, 2022	901,900	6.49	5.00
	1,556,246	12.74	4.48

The number of options presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

20

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Share-based compensation (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Six months ended June 30, 2022	Year ended December 31, 2021
Dividend per share	-	-
Expected volatility	64%	66%
Risk-free interest rate	3.2%	0.9%
Expected life	48 months	45 months
Weighted average share price	$6.49	$19.40
Weighted average fair value of options granted	$3.30	$9.49

The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

 The fair value of the share options is recognized as compensation expense over the vesting period. During the three and six months ended June 30, 2022, the total share-based compensation related to share options granted under the Osisko Development's plan amounted to $0.6 million and $1.5 million, respectively ($0.4 million and $0.8 million for the three and six months ended June 30, 2021, respectively)

Deferred and restricted share units ("DSU" and "RSU")

The Company offers a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers and employees as part of their long-term compensation package. All such plans are classified as equity-settled plans.

The following table summarizes information about the DSU and RSU movements:

	June 30, 2022		December 31, 2021
	DSU(i)	RSU	DSU(i)	RSU

Balance - Beginning of period	79,781	345,377	56,873	-
Granted	101,750	681,000	22,908	199,649
Replacement RSU granted(ii)	-	-	-	152,816
Settled	(10,883)	(49,118)	-	-
Forfeited	-	(11,761)	-	(7,088)
Balance - End of period(iii)	170,648	965,498	79,781	345,377
Balance - Vested	68,898	-	-	-

21

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Share-based compensation (continued)

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii) Following the launch of Osisko Development, Osisko Gold Royalties and Osisko Development mutually agreed that a pro-rata portion of the outstanding long-term equity incentive compensation awarded by Osisko Gold Royalties to their employees that transferred to Osisko Development would be exchanged for restricted shares units of Osisko Development ("Replacement RSU") and the related Osisko Gold Royalties RSUs would be cancelled. Accordingly, on June 1, 2021, 458,450 Replacement RSU were granted to officers and employees who held Osisko Gold Royalties RSUs that were cancelled. The maturity date is the same as the maturity date of the corresponding Osisko Gold Royalties RSUs cancelled. Replacement RSUs are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company.

The remaining RSUs granted vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures

(iii) The number of DSU/RSU presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

The total share-based compensation expense related to the Osisko Development's DSU and RSU plans for the three and six months ended June 30, 2022 amounted to $0.8 million and $2.0 million, respectively ($0.5 million and $0.8 million for the three and six months ended June 30, 2021, respectively).

Based on the closing price of the common shares at June 30, 2022 ($6.19), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested RSU and DSU to be settled in equity amounts to $0.2 million (nil as at December 31, 2021) and to $3.7 million based on all RSU and DSU outstanding ($2.8 million as at December 31, 2021).

22

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Cost of sales and other operating costs

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Salaries and benefits	5,321	102	9,005	102
Share-based compensation	87	2	198	2
Royalties	522	80	980	80
Contract Services	11,226	192	21,083	192
Raw materials and consumables	4,764	53	9,391	53
Operational overhead and write-downs	7,072	304	9,367	304
Depreciation	3,819	42	7,200	42
	32,811	775	57,224	775

20. General and administrative expenses

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Salaries and benefits	2,785	1,637	4,153	3,424
Share-based compensation	1,231	471	2,987	1,675
Insurance	724	(16)	956	123
Depreciation	40	43	80	64
Transaction costs (Note 3)	2,664	-	4,727	-
Other administrative expenses	2,490	1,671	4,836	3,385
	9,934	3,806	17,739	8,671

23

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Other income, net

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Interest income, net	434	271	517	583
Foreign exchange gain (loss)	1,691	(518)	2,059	(1,583)
Premium on flow-through shares	573	2,798	914	3,267
Gain on dilution	-	-	-	1,391
Gain on deemed disposal of investment	11,854	-	11,854	-
Other	(1,964)	383	(1,170)	115
	12,588	2,933	14,174	3,773

22. Loss per share

	Three months ended		Six months ended
		June 30,		June 30,
	2022	2021	2022	2021

Net loss attributable to shareholders of the Company	(1,500)	(41,404)	(23,832)	(45,105)

Basic and diluted weighted average number of common shares outstanding	58,050,887	44,401,071	51,776,819	43,682,089

Net loss per share, basic and diluted	(0.03)	(0.93)	(0.46)	(1.03)

The weighted average basic and diluted shares outstanding for all the periods presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

Excluded from the calculation of the diluted loss per share are common share purchase warrants and stock options, as their effect would be anti-dilutive.

24

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Supplementary cash flows information

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Changes in non-cash working capital items
Decrease (increase) in amounts receivable	(1,019)	772	(805)	55
Decrease (Increase) in inventory	472	1,096	(5,945)	(7,595)
Increase in other current assets	(2,024)	(2,626)	(3,029)	(2,268)
Decrease in accounts payable and accrued liabilities	(7,695)	(1,958)	(115)	(5,034)
	(10,266)	(2,716)	(9,894)	(14,842)

24. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			June 30, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss
Convertible loan receivable	-	-	-	-
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	162	162
Other minerals	-	-	67	67
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	10,198	-	-	10,198
Other minerals	24,554	-	-	24,554
	34,752	-	229	34,981

25

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24. Fair value of financial instruments (continued)

			December 31, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss
Convertible loan receivable	-	-	6,339	6,339
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	571	571
Other minerals	-	-	42	42
Financial assets at fair value through other
comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	35,714	-	-	35,714
Other minerals	6,850	-	-	6,850
	42,564	-	6,952	49,516

During the period ended June 30, 2022 and 2021 there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and convertible loan) for the six months ended June 30, 2022 and the year ended December 31, 2021:

	June 30, 2022	December 31, 2021
	$	$

Balance - Beginning of period	6,952	1,892
Acquisitions	4,438	6,915
Warrants exercised	-	(1,122)
Settlements (note 3)	(10,827)
Change in fair value - warrants exercised (i)	-	300
Change in fair value - expired (i)	-	(15)
Change in fair value - held at the end of the year (i)	(334)	(1,018)

Balance - End of period	229	6,952

(i)  Recognized in the consolidated statements of loss under other income, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies and the convertible debentures, classified as Level 3, is determined using the Black-Scholes option pricing model or discounted cash flows. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at June 30, 2022 and December 31, 2021.

26

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25. Segmented information

The chief operating decision-maker organizes and manages the business under operating segments, being the acquisition, exploration and development of mineral properties.

The assets related to the exploration, evaluation and development of mining projects are located in Canada, in Mexico, and  in the USA and are detailed as follows as at June 30, 2022 and December 31, 2021:

		June 30, 2022
	Canada	Mexico	USA	Total
	$		$	$

Other assets (non-current)	16,993	13,956	1,902	32,851
Mining interest	409,558	86,942	172,412	668,912
Property, plant and equipment	55,917	21,304	17,941	95,162
Exploration and evaluation assets	3,640	-	39,118	42,758
Total non-current assets	486,108	122,202	231,373	839,683

		December 31, 2021
	Canada	Mexico	USA	Total
	$		$	$

Other assets (non-current)	3,767	12,484	-	16,251
Mining interest	394,329	81,292	-	475,621
Property, plant and equipment	61,520	22,192	-	83,712
Exploration and evaluation assets	3,635	-	-	3,635
Total non-current assets	462,148	115,968	-	578,116

27

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25. Segmented information (continued)

	Canada	Mexico	USA	Total
	$	$	$	$
For the three months ended June 30, 2022
Revenues	8,987	-	3,876	12,863
Cost of sales	(8,987)	-	(3,222)	(12,209)
Other operating costs	(16,890)	(3,712)	-	(20,602)
General and administrative expenses	(9,069)	(758)	(107)	(9,934)
Exploration and evaluation	(128)	(29)	-	(157)
Operating Gain (Loss)	(26,087)	(4,499)	547	(30,039)

For the three months ended June 30, 2021
Revenues	775	-	-	775
Cost of sales	(775)	-	-	(775)
General and administrative expenses	(2,979)	(827)	-	(3,806)
Exploration and evaluation	(807)	(36)	-	(843)
Impairment of assets	(36,052)	(4,427)	-	40,479
Operating Loss	(39,838)	(5,290)	-	(45,128)

For the six months ended June 30, 2022
Revenues	18,154	-	3,876	22,030
Cost of sales	(18,154)	-	(3,222)	(21,376)
Other operating costs	(24,262)	(11,586)	-	(35,848)
General and administrative expenses	(15,726)	(1,908)	(105)	(17,739)
Exploration and evaluation	(212)	(65)	-	(277)
Operating Gain (Loss)	(40,200	(13,559)	549	(53,210)

For the six months ended June 30, 2021
Revenues	775	-	-	775
Cost of sales	(775)	-	-	(775)
General and administrative expenses	(7,357)	(1,314)	-	(8,671)
Exploration and evaluation	(1,115)	(65)	-	(1,180)
Impairment of assets	(36,052)	(4,427)	-	(40,479)
Operating Loss	(44,524)	(5,806)	-	(50,330)

During the three and six months ended June 30, 2021, other operating costs were $nil.

28